UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                AMENDMENT No. 10
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             -----------------------

                            SENECA FOODS CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, par value $0.25
                      Class B Common Stock, par value $0.25
                         (Title of Class of Securities)

                                    817070501
                                    817070105
                                 (CUSIP Number)

                             -----------------------

                                Iris B. Rosken 1/
                       Carl Marks Management Company, L.P.
                              135 East 57th Street
                             New York, NY 10022-2032
                            Tel. No.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 April 12, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
                               Page 1 of 25 Pages

---------
1/ Copy to: John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064,
         Tel: (212) 373-3000.

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 2 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              2,304,161 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             2,304,161 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,304,161 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       37.8%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 3 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              691,575 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             691,575 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       691,575 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.4%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 4 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Uranus Fund, Ltd.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands

                      7      SOLE VOTING POWER

      NUMBER OF              24,159 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             24,159 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,159 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 5 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              2,995,736 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             2,995,736 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,995,736 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.1%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 6 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Offshore Management, Inc.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              24,159 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             24,159 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,159 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.6%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 7 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF/OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              3,019,895 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                70,642 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             3,019,895 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             70,642 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,090,537 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.3%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 8 of 25 Pages
          ---------
          817070105
          ---------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF/OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                70,642 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER


                      10     SHARED DISPOSITIVE POWER

                             70,642 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       70,642 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.6%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                           Page 9 of 25 Pages
          ---------
          817070105
          ---------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              3,019,895 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON
        WITH
                      9      SOLE DISPOSITIVE POWER

                             3,019,895 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER


11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,019,895 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.3%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 10 of 25 Pages
          ---------
          817070105
          ---------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks & Co. Inc. (f/k/a CMCO, Inc.)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              None of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             None of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 11 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks & Co. Inc. (f/k/a CMCO, Inc.)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

                      7      SOLE VOTING POWER

      NUMBER OF              None of Class B Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None of Class B Common Stock

                      10     SHARED DISPOSITIVE POWER

                             None of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.0%

14     TYPE OF REPORTING PERSON

       CO

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 12 of 25 Pages
          ---------
          817070105
          ---------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edwin S. Marks

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              362,892 Shares of Class A Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                339,432 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             362,892 Shares of Class A Common Stock

                      10     SHARED DISPOSITIVE POWER

                             339,432 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       702,324 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.4%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 13 of 25 Pages
          ---------
          817070105
          ---------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edwin S. Marks

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              212,642 Shares of Class B Common Stock
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                202,162 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER

                             212,642 Shares of Class B Common Stock

                      10     SHARED DISPOSITIVE POWER

                             202,162 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       414,804 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15.0%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 14 of 25 Pages
          ---------
          817070105
          ---------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mark L. Claster

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF/OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                70,642 Shares of Class A Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER



                      10     SHARED DISPOSITIVE POWER

                             70,642 Shares of Class A Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       70,642 Shares of Class A Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.9%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 817070501                                          Page 15 of 25 Pages
          ---------
          817070105
          ---------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mark L. Claster

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       PF/OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                70,642 Shares of Class B Common Stock
        WITH
                      9      SOLE DISPOSITIVE POWER



                      10     SHARED DISPOSITIVE POWER

                             70,642 Shares of Class B Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       70,642 Shares of Class B Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.6%

14     TYPE OF REPORTING PERSON

       IN

       --------------

                                                             Page 16 of 25 Pages

         The joint statement on Schedule 13D dated April 16, 1984, as amended on September 19, 1988 by Amendment No. 1, as further amended on June 6, 1989 by Amendment No. 2, as further amended on August 15, 1989 by Amendment No. 3, as further amended on March 27, 1991 by Amendment No. 4, as further amended on March 2, 1995 by Amendment No. 5, as further amended on December 12, 1995 by Amendment No. 6, as amended and restated on July 2, 1998 by Amendment No. 7, as amended and restated on September 2, 1998 by Amendment No. 8, as further amended on October 26, 1999 by Amendment No. 9 ("Amendment No. 9"), is hereby amended as set forth below. Because of the relationship between Carl Marks & Co. Inc. (formerly CMCO, INC.) ("CMCO"), Edwin S. Marks ("Marks" and, together with CMCO, the "Existing Marks Shareholders"), Carl Marks Strategic Investments, L.P. (the "Partnership"), Carl Marks Strategic Investments II, L.P. ("Partnership II"), Uranus Fund, Ltd. ("Uranus" and, together with the Partnership and Partnership II, the "Investors"), Carl Marks Management Company, L.P. (the "General Partner"), Carl Marks Offshore Management, Inc. (the "Manager"), Andrew M. Boas ("Boas"), Robert C. Ruocco ("Ruocco") and Mark L. Claster ("Claster") (collectively, the "Reporting Persons"), they have decided to report jointly their interests in the common stock of Seneca Foods Corporation, a New York corporation (the "Issuer"). Except to the extent set forth in this Amendment, the information in the prior filings by the respective Reporting Persons remains in effect.

Item 1.  Security and Issuer.

         This Amendment No. 10 to Schedule 13D (this "Amendment") relates to the Class A common stock, par value $0.25 per share (the "Class A Common Stock"), and Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Issuer and is being filed pursuant to Section 13d-2 under the Securities and Exchange Act of 1934, as amended. Holders of Class B Common Stock have the right, at their option, to convert into shares of Class A Common Stock on a share-for-share basis. However, none of the Reporting Persons has any current intention to convert any of such shares.

         The principal executive offices of the Issuer are located at 1162 Pittsford-Victor Road, Pittsford, New York 14534.

Item 2.

         Item 2 is amended and supplemented by the addition of the following information:

         (a) This statement is also being filed by Mark L. Claster, a Managing Director of CMCO.

         The Reporting Persons are filing this amended and restated Schedule 13D in the event that they are deemed a "group" for purposes of Section 13(d) and Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended (the "Exchange

                                                             Page 17 of 25 Pages

Act"), because of their relationships and neither such filing nor anything set forth herein shall be deemed to be an admission that such a "group" exists. The capital stock of CMCO is owned by various members of the Marks family (including Marks and Boas). Marks, Boas and Claster are officers and directors of CMCO. Marks is an uncle of Boas.

         (b)-(c) The principal business of Mr. Claster is as Managing Director of CMCO. Claster's business address is 135 East 57th Street, New York, New York 10022.

         (e) Claster is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and supplemented by the addition of the following information:

         (a) Marks used his personal funds to make acquisitions since October 26, 1999 (the date of Amendment No. 9), totaling 55,142 shares of Class A Common Stock for a total expenditure of $610,218.25 and 51,392 shares of Class B Common Stock for a total expenditure of $567,437.00. Nancy A. Marks, Marks' wife, used her personal funds to make acquisitions totaling 60,642 shares of Class A Common Stock for a total expenditure of $671,405.75 and 50,392 shares of Class B Common Stock for a total expenditure of $557,437.00. Constance Marks, Marks' daughter used her personal funds to make acquisitions totaling 13,500 shares of Class A Common Stock for a total expenditure of $148,625.00 and 12,500 shares of Class B Common Stock for a total expenditure of $137,500.00. Carolyn Marks and Linda Katz, Marks' daughters, used their personal funds to make acquisitions totalling 12,500 and 14,500 shares of Class A Common Stock for a total expenditure of $137,500 and $159,750, respectively, and 12,500 and 12,500 shares of Class B Common Stock for a total expenditure of $137,500 and $137,500, respectively.

         (c) Boas and his wife used personal funds to make acquisitions totalling 45,642 shares of Class A Common Stock for a total expenditure of $502,062 and 45,642 shares of Class B Common Stock for a total expenditure of $502,062.

         (d) Claster and his wife used personal funds to make acquisitions totalling 45,642 shares of Class A Common Stock for a total expenditure of $502,062 and 45,642 shares of Class B Common Stock for a total expenditure of $502,062.

         (e) Boas and Claster, as co-trustees of the Boas Grat. No. 1 Trust (the "Trust"), used working capital to make acquisitions totalling 25,000 shares of Class A Common Stock for a total expenditure of $275,000 and 25,000 shares of Class B Common Stock for a total expenditure of $275,000.

                                                             Page 18 of 25 Pages

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by the additional of the following information:

         In nine separate transactions from October 1999 through April 2000, Marks, Nancy A. Marks, Marks' Daughters, Boas and his wife and Claster and his wife, in their individual capacities, and Boas and Claster, as co-trustees of the Trust, purchased additional shares of Common Stock for investment purposes.

         On April 12, 2000, CMCO sold 232,568 shares of Class A Common Stock and 232,568 shares of Class B Common Stock (all of its holdings in the Issuer) for an aggregate price of $2,558,248 and $2,558,248, respectively, to certain of the Reporting Persons as described more fully in Item 5.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and supplemented by the addition of the following information to paragraphs (a), (b) and (c) thereof:

         (a) - (b) (ii) Marks beneficially owns 702,324 shares of Class A Common Stock, comprising approximately 14.7% of the outstanding shares of Class A Common Stock on March 31, 2000 (assuming conversion of his, his wife's and his Daughters' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), which include 251,520 shares of Convertible Preferred Stock and 232,912 shares of Class A Common Stock, each of which he beneficially owns and shares voting and dispositive power over with his wife, Nancy A. Marks, and his daughters (collectively, the "Daughters"). Marks disclaims the beneficial ownership of all stock owned by his wife and Daughters.

         Marks beneficially owns 414,804 shares of Class B Common Stock, comprising approximately 15.0% of the outstanding shares, which include 202,162 shares of Class B Common Stock beneficially owned by his wife and Daughters. Marks disclaims the beneficial ownership of all stock owned by his wife and Daughters.

         Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 362,892 shares of Class A Common Stock (assuming conversion of his Convertible Preferred Stock into Class A Common Stock on a share-for-share basis). He shares such powers to vote and to dispose of 339,432 shares of Class A Common Stock (assuming conversion of his, his wife's and his Daughters' Convertible Preferred Stock into Class A Common Stock on a share- for-share basis), consisting of 186,412 shares of Class A Common Stock and 103,520 shares of Convertible Preferred Stock of which he shares such powers with his wife, 46,500 shares of Class A Common Stock and 3,000 shares of Convertible Preferred Stock of which he shares such powers with his Daughters.

                                                             Page 19 of 25 Pages

         Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 212,642 shares of Class B Common Stock. He shares such powers to vote and to dispose of 202,162 shares of Class B Common Stock, consisting of 164,662 shares of which he shares such powers with his wife and 37,500 shares of which he shares such power with his Daughters.

         (vi) In their capacity as general partners of the Partner and directors, controlling persons and executive officers of the Manager, Messrs. Boas and Ruocco may each be deemed to be the beneficial owners of 3,019,895 shares of Class A Common Stock (assuming conversion of all of the Investors' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis), constituting 45.3% of the outstanding shares of such stock.

         Messrs. Boas and Ruocco may be deemed to have sole voting and dispositive power over 3,019,895 shares of Class A Common Stock (representing shares of Convertible Preferred Stock beneficially owned by the Partnership, Partnership II and Uranus), constituting 45.3% of such outstanding stock (assuming conversion of all of the Investors' Convertible Preferred Stock into Class A Common Stock on a share-for-share basis).

         (vii) Boas beneficially owns 70,642 shares of Class A Common Stock comprising approximately 1.9% of the outstanding shares, which includes 25,000 shares of Class A Common Stock in the Trust, of which he is a co-trustee with Claster, and 45,642 shares of Class A Common Stock which he beneficially owns and shares voting and dispositive power over with his wife.

         Boas beneficially owns 70,642 shares of Class B Common Stock comprising approximately 2.6% of the outstanding shares, which includes 25,000 shares of Class B Common Stock in the Trust, of which he is a co-trustee with Claster, and 45,642 shares of Class B Common Stock which he beneficially owns and shares voting and dispositive power over with his wife.

         (viii) Claster beneficially owns 70,642 shares of Class A Common Stock comprising approximately 1.9% of the outstanding shares, which includes 25,000 shares of Class A Common Stock in the Trust, of which he is co-trustee with Boas, and 45,642 shares of Class A Common Stock which he beneficially owns and shares voting and dispositive power over with his wife.

         Claster beneficially owns 70,642 shares of Class B Common Stock, comprising approximately 2.6% of the outstanding shares, which includes 25,000 shares of Class B Common Stock in the Trust of which he is a co-trustee Boas and 45,642 shares which he beneficially owns and shares voting and dispositive power over with his wife.

                                                             Page 20 of 25 Pages

         (c) The table below sets forth purchases of the Class A Common Stock and Class B Common Stock by certain of the Reporting Persons, Nancy A. Marks, Marks' Daughters and the Trust, during the last 60 days:

                                                                    Amount           Price         Aggregate
                         Date          Class of Stock               of Shares        Per Share     Amount
                         ----          --------------               ---------        ---------     ------
Edwin Marks              3/06/00       Class B Common Stock         1,500            $11.125       $16,687.50
                         3/13/00       Class B Common Stock         2,500             11.125        27,812.50
                         4/05/00       Class A Common Stock         3,500             11.125        38,937.50
                         4/05/00       Class B Common Stock         2,500             11.125        27,812.50
                         4/12/00       Class A Common Stock         39,392            11.00        433,312.00
                         4/12/00       Class B Common Stock         39,392            11.00        433,312.00

Nancy A. Marks           3/06/00       Class B Common Stock         1,500             11.125        16,687.50
                         3/13/00       Class A Common Stock         2,500             11.125        27,812.50
                         4/05/00       Class A Common Stock         3,500             11.125        38,937.50
                         4/05/00       Class B Common Stock         2,500             11.125        27,812.50
                         4/12/00       Class A Common Stock         39,392            11.00        433,312.00
                         4/12/00       Class B Common Stock         39,392            11.00        433,312.00

Constance Marks          4/12/00       Class A Common Stock         12,500            11.00        137,500
                         4/12/00       Class B Common Stock         12,500            11.00        137,500

Carolyn Marks            4/12/00       Class A Common Stock         12,500            11.00        137,500
                         4/12/00       Class B Common Stock         12,500            11.00        137,500

Linda Katz               4/12/00       Class A Common Stock         12,500            11.00        137,500
                         4/12/00       Class B Common Stock         12,500            11.00        137,500

Boas Grat No. 1          4/12/00       Class A Common Stock         25,000            11.00        275,000
Trust                    4/12/00       Class B Common Stock         25,000            11.00        275,000

Andrew and Carol         4/12/00       Class A Common Stock         45,642            11.00        502,062
Boas                     4/12/00       Class B Common Stock         45,642            11.00        502,062

Mark and Susan           4/12/00       Class A Common Stock         45,642            11.00        502,062
Claster                  4/12/00       Class B Common Stock         45,642            11.00        502,062

                                                             Page 21 of 25 Pages

         (d) No change.

         (e) On April 12, 2000, CMCO sold all of its shares and ceased to be the beneficial owner of any of the Issuer's securities.

Item 7.  Material to be filed as Exhibits.

Exhibit
Number           Description
------           -----------
Exhibit 2:       Joint Filing Agreement

                                                             Page 22 of 25 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 2000

                                    CARL MARKS STRATEGIC INVESTMENTS, L.P.

                                    By:  Carl Marks Management Company, L.P.,
                                            its general partner

                                            By: /s/ Andrew M. Boas
                                                ------------------
                                                Name:  Andrew M. Boas
                                                Title: General Partner

                                    CARL MARKS STRATEGIC INVESTMENTS II, L.P.

                                    By:  Carl Marks Management Company, L.P.,
                                            its general partner

                                            By: /s/ Andrew M. Boas
                                                ------------------
                                                Name:  Andrew M. Boas
                                                Title: General Partner

                                    URANUS FUND, LTD.

                                    By:  Carl Marks Offshore Management, Inc.,
                                            its Investment Manager

                                            By: /s/ Andrew M. Boas
                                                ------------------
                                                Name:  Andrew M. Boas
                                                Title: President

                                    CARL MARKS MANAGEMENT COMPANY, L.P.

                                            By: /s/ Andrew M. Boas
                                                ------------------
                                                Name:  Andrew M. Boas
                                                Title: General Partner

                                                             Page 23 of 25 Pages

                                    CARL MARKS OFFSHORE MANAGEMENT, INC.

                                            By: /s/ Andrew M. Boas
                                                ------------------
                                                Name:  Andrew M. Boas
                                                Title: President

                                    CARL MARKS & CO. INC.

                                            By: /s/ Mark S. Claster
                                                -------------------
                                                Name:  Mark S. Claster
                                                Title: Managing Director



                                    /s/ Andrew M. Boas
                                    ------------------
                                    Andrew M. Boas


                                    /s/ Robert C. Ruocco
                                    --------------------
                                    Robert C. Ruocco


                                    /s/ Edwin S. Marks
                                    ------------------
                                    Edwin S. Marks


                                    /s/ Mark S. Claster
                                    -------------------
                                    Mark S. Claster